Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE
SIX MONTHS ENDED JUNE 30, 2023

In this report, as used herein, and unless the context suggests otherwise, the terms “TURB,” “Company,” “we,” “us” or “ours” refer to the combined business of Turbo Energy, S.A., its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “EUR euros”, “euros” and “€” are to the legal currency of the European Union. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Registration Statement on Form F-1 filed with the Securities and Exchange Commission that declared effective on September 21, 2023 (the “F-1”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the F-1 under “Risk Factors” or in other parts of the F-1.

Overview

We design, develop, and distribute equipment for the generation, management, and storage of photovoltaic (PV) energy. Our energy storage products are managed, from the cloud and through the inverter of the installation, by an advanced software system which is optimized by artificial intelligence (“AI”). The key advantage is that our products, compared to conventional battery storage systems, reduce electricity bills and protect the installation from power outages.

We recently launched our flagship product, the Sunbox, an all-in-one device that integrates most of the equipment for a domestic photovoltaic installation. The Sunbox is powered by AI and features a software system that monitors the generation, use, and management of photovoltaic energy through the analysis of large amounts of data related to energy generation, consumption, market prices, and weather forecasts. This AI system optimizes battery usage, reducing electricity bills and providing peak shaving and uninterruptible power supply functions.

Currently, we primarily sell inverters, batteries, and photovoltaic modules to installers and other distributors for residential consumers located in Spain. With the experience gained from our subsidiary Turbo Energy Solutions, we possess the expertise and international perspective to expand the product portfolio towards industrial and commercial scales and purposes (“C&I”), as well as expand the internationalization process that we already started.

Turbo Energy is part of the Umbrella Solar Investment Group, whose main shareholder is Crocodile Investment, S.L.U, (hereinafter, the ultimate partner), with a registered office in Valencia. The majority shareholder of Turbo Energy, S.A is Umbrella Solar Investment, S.A (hereinafter, the majority shareholder), which is part of the Umbrella Solar Investment Group.

Our total revenues decreased by € 7,122,126, or 50%, to €7,211,916 (approximately $7,875,412) for the six months ended June 30, 2023, compared to €14,334,042 for the six months ended June 30, 2022. Our net income decreased by € 1,392,346, or 200% to € (697,313) (approximately $761,466) for the six months ended June 30, 2023, compared to €695,033 for the six months ended June 30, 2022. The principal activities of the Company for the six months ended June 30, 2023 and 2022 were acquisition, distribution and sale of electrical and electronic material for the development of renewable energy projects, such as solar panels, inverters, chargers, regulators, batteries and structures, among others.

Our total revenues increased by €13,994,055, or 82%, to €31,148,676 (approximately $33,321,219) for the fiscal year ended December 31, 2022, compared to €17,154,621 for the fiscal year ended December 31, 2021. Our net income increased by €761,356, or 285% to €1,028,578 (approximately $1,100,321) for the year ended December 31, 2022, compared to €267,222 for the year ended December 31, 2021. The principal activities of the Company for the years ended December 31, 2022 and 2021 were acquisition, distribution and sale of electrical and electronic material for the development of renewable energy projects, such as solar panels, inverters, chargers, regulators, batteries and structures, among others. The Company designs, develops, and distributes equipment for the generation, management, and storage of photovoltaic energy.

Results of Operations

The following table sets forth a summary of our unaudited interim condensed consolidated results of operations and the amounts as a percentage of total revenues for the periods indicated. This information should be read together with our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

Comparison of six months ended June 30, 2023 and 2022

	Six Months Ended June 30
	2023		2022	Increase (Decrease)
	€	$	€	€	%
Revenues
Revenue	7,019,127	7,664,887	13,789,074	(6,769,947)	-49%
Revenue - related parties	184,362	201,323	544,786	(360,424)	-66%
Other operating income	8,427	9,202	182	8,245	4524%
Total Revenue	7,211,916	7,875,412	14,334,042	(7,122,126)	-50%

Cost and expenses
Cost of revenue	6,013,713	6,566,975	11,973,743	(5,960,030)	-50%
Cost of revenues - related parties	-	-	30,696	(30,696)	-100%
Selling and administrative	728,329	795,335	760,174	(31,845)	-4%
Selling and administrative – related parties	508,590	555,380	142,433	366,157	257%
Salaries and benefits	447,282	488,432	408,020	39,262	10%
Bad debt expense (recovery)	4,534	4,951	(10,859)	15,393	-142%
Total Cost and Expenses	7,702,448	8,411,073	13,304,207	(5,601,759)	-42%

Income (loss) from operations	(490,532)	(535,661)	1,029,835	(1,520,367)	-148%

Other expenses (income)
Interest expense	(159,197)	(173,843)	(132,861)	(26.336)	20%
Foreign exchange gain (loss)	(47,584)	(51,962)	31,986	(79,570)	-249%
Total Other Income (Expense)	(206,781)	(225,805)	(100,875)	(105,906)	105%

Net Income (Loss) Before Income Tax	(697,313)	(761,466)	928,960	(1,626,2713)	-175%
Income tax expense - current	-	-	(233,927)	233.927	-100%
Income tax expense - deferred	-	-	-	-	-
Net Loss (Income)	(697,313)	(761,466)	695,033	(1,392,346)	-200%

Revenue

The principal activities of the Company for the six months ended June 30, 2023 and 2022 were acquisition, distribution and sale of electrical and electronic material for the development of renewable energy projects, such as solar panels, inverters, chargers, regulators, batteries and structures, among others. The Company designs, develops, and distributes equipment for the generation, management, and storage of photovoltaic energy. Revenue for the six months ended June 30, 2023 and 2022 was €7,211,916 (approximately $7,875,412) and €14,334,042, respectively, representing an decrease of 50%. The decrease was due to a variety of external factors, high interest rates, significant energy price decreases and subsidy reductions in some markets have resulted in weak demand for the period, which combined with high inventory levels in the distribution channels has contributed to a significant reduction in revenue volumes, especially in Europe, which is the main market of the Company, and affected Turbo Energy equally.

Revenue from related parties decrease by € 360,424, or 66%, to €184,362 (approximately $201,323) for the six months ended June 30, 2023 from €544,786 for the six months ended June 30, 2022. The revenue from related parties is generally not significant, but the decrease is in line with the decrease in general revenue. Revenue from related parties accounted for 3% of our total revenue for the six months ended June 30, 2023, as compared to 4% for the six months ended June 30, 2022.

For the six months ended June 30, 2023 and 2022, we had other operating income of €8,427 (approximately $9,202) and €182, respectively.

Cost of revenue

Our cost of revenue includes purchase of finished goods, purchase of raw materials, outsourcing services and inventory adjustment. Our cost of revenue decreased by € 5,960,030, or 50%, to €6,013,713 (approximately $6,555,975) for the six months ended June 30, 2023 from €11,973,743 for the six months ended June 30, 2022. Such decreased was in line with our decreased revenue.

Selling and administrative expenses Our selling and administrative expenses consist primarily of professional fees, shipping and handling, warehouse handling, marketing and advertising, leases and royalties, and amortization of right-of-use assets. Our selling and administrative expenses decreased by € 31,845, or 4% to €728,329 (approximately $795,335) for the six months ended June 30, 2023, from €760,174 for the six months ended June 30, 2022. The entity has been increasing its administrative expenses, but they decrease slightly with those of June 2022 because last year there were already IPO-related expenses that were not activated.

Salaries and benefits Our salaries and benefits increased by € 39,262 or 10% to €447,282 (approximately $488,432) for the six months ended June 30, 2023 from €408,020 for the six months ended June 30, 2022. Such an increase was primarily due to the increase in headcount in order to carry out international expansion.

Bad debt expense Our bad debt expense increased by €15,393, or 142% to €4,534 (approximately $4,951) for the six months ended June 30, 2023, from €(10,859) for the six months ended June 30, 2022. The increase was primarily due to the default of a specific customer.

Interest expense Our interest expenses increased by € 26,336, or 20% to €(159,197) (approximately $173,843)    for the six months ended June 30, 2023, from €(132,861) for the six months ended June 30, 2022. The increase is related to the increase in interest rates that has been experienced over the course of 2023.

Foreign exchange net income Our foreign exchange net income decreased by €79,570, or 249% to € (47,584) (approximately $51,962) for the six months ended June 30, 2023 from €31,986 for the six months ended June 30, 2022. The decrease is due to the fluctuation of the Euro dollar throughout the year.

Income tax expense.

We recorded income tax expenses of €0 for the six months ended June 30, 2023, as compared to €(233,927) for the six months ended June 30, 2022, an decreased of €233,927 or 100%. The decreased in the income tax expense is due to the negative in net income before income tax.

Net Income (Loss)

Net income (loss) for the six months ended June 30, 2023 and 2022 was €(697,313) (approximately $761,466) and €928,960, respectively. Such decreased was in line with our decreased revenue.

Liquidity and Capital Resources

As of June 30, 2023, we had cash and cash equivalents of €498,099 (approximately $543,924). To date, we have financed our operations primarily through capital contributions from our parent company and the results generated from profitable years.

We believe that our current levels of cash and cash flows from operations, combined with the net proceeds from the IPO offering of September 22nd 2023, will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The following table summarizes the key cash flow components from our unaudited interim condensed consolidated statements of cash flows for the periods indicated.

	Six Months Ended June 30,
	2023		2022	Changes
	€	$	€	€	%
Cash Flows provided by (used in) operating activities	949,935	1,037,328	(2,675,209)	3,625,143	-136%
Cash Flows used in investing activities	(237,166)	(258,985)	(33,201)	(203,965)	614%
Cash Flows provided by financing activities	(717,255)	(783,242)	2,516,767	(3,234,022)	-128%
Net change in cash during period	(4,486)	(4,899)	(191,643)	187,157	-98%

Operating Activities

Net cash used in operating activities was €949,935 (approximately $1,037,330) for the six months ended June 30, 2023, as compared to net cash provided by operating activities of €(2,675,209) for the six months ended June 30, 2022. For the six months ended June 30, 2023, net cash used in operating activities related to net income before income tax of €(697,313) (approximately $761,464), increased by bad debt expense of €4,534 (approximately $4,949), depreciation of property and equipment of €10,051 (approximately $10,977), amortization of intangible assets of €25,141 (approximately $27,455), amortization of right-of-use assets of €27,957 (approximately $30,529), accretion of lease liabilities of €874 (approximately $954) and offset by net change in non-cash working capital items of €1,578,691 (approximately $1,723,933). For the six months ended June 30, 2022, net cash used in operating activities was attributed to net income before income tax of €928,960, increased by bad debt expense of €(10,859), depreciation of property and equipment of €1,321, amortization of intangible assets of €429, amortization of right-of-use assets of €7,944, accretion of lease liabilities of €510 and offset by net change in non-cash working capital items of €3,603,514.

Investing Activities

Net cash used in investing activities was €(237,166) (approximately $758,987) for the six months ended June 30, 2023, as compared to €(33,201) for the six months ended June 30, 2022.

Financing Activities

Net cash used in the financing activities was €(717,255) (approximately $783,243) for the six months ended June 30, 2023, as compared to net cash provided by financing activities of €2,516,767 for the six months ended June 30, 2022.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

Our company is exposed to foreign currency risk primarily through service income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its lines of credit due to fluctuations in interest rates. The Company’s bank loans and leases have fixed rates of interest resulting in limited interest rate fair value risk for the Company. The Company manages interest rate risk by seeking financing terms in individual arrangements that are most advantageous taking into account all relevant factors, including credit margin, term and basis.  The risk management objective is to minimize the potential for changes in interest rates to cause adverse changes in cash flows to the Company.

Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in Spain and Spain’s inflation rates have been relatively stable in the last three years: 5.7% for 2022, 3.1% for 2021, and (0.3%) for 2020.

Recent inflationary pressures have not had a significant impact on our operations. While inflation is recognized as a potential risk, the company does not believe that the impact of inflation on their operations is material. It is possible, however, that future inflationary pressures could have a greater impact on our operations, and we will monitor this risk closely.

Supply chain

A possible geopolitical conflict with China, significant price increases or shortages of equipment and components may represent potential market risks.

Critical Accounting Estimates

The preparation of our financial information requires management to make estimates, judgments and assumptions concerning the future. Estimates, judgments and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results.

Statement of compliance

The consolidated financial statements of Turbo Energy, S.A. have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the board of directors of the Company on December 20, 2023.

Basis of preparation

The consolidated financial statements of the Company were prepared on a historical cost basis except where certain financial instruments that are required to be measured at fair value. These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The consolidated financial statements are presented in Euro, which is the Company’s functional currency. Transactions in currencies other than the functional currency are recorded in accordance with the policies stated under Foreign Currency Transaction below.

Reclassification

Certain amounts from prior period have been reclassified to conform to the current period presentation. These reclassifications had no impact on reported operating and net loss.

Revenue recognition

The Company design, develop, and distribute equipment for the generation, management, and storage of photovoltaic energy. Our energy storage products are managed, from the cloud and through the inverter of the installation, by an advanced software system which is optimized by artificial intelligence (“AI”). The key advantage is that our products, comparing to conventional battery storage systems, reduce electricity bill and protect the installation from power outages.

The Company’s revenue is primarily generated from sales of the inverters, batteries, and photovoltaic modules to installers and other distributors for residential consumers under individual customer purchase orders, some of which have underlying master sales agreements that specify terms governing the product sales.

The Company recognizes such revenue at the point in time when control of the products is transferred to the customer at the estimated net consideration for which collection is probable, taking into account the customer’s rights to unit rebates, and rights to return unsold product.

Transfer of control occurs either when products are shipped to or received by the distributor or direct customer, based on the terms of the specific agreement with the customer, if the Company has a present right to payment and transfer of legal title and the risks and rewards of ownership to the customer has occurred. For most of the Company’s product sales, transfer of control occurs upon shipment to the distributor or direct customer. In assessing whether collection of consideration from a customer is probable, the Company considers the customer’s ability and intention to pay that amount of consideration when it is due. Payment of invoices is due as specified in the underlying customer agreement, typically 30 to 60 days from the invoice date, which occurs on the date of transfer of control of the products to the customer.

Since payment terms are less than a year, the Company has elected the practical expedient and does not assess whether a customer contract has a significant financing component.

A five-step approach is applied in the recognition of revenue: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation. Customer purchase orders plus the underlying master sales agreements are considered to be contracts with the customer for purposes of applying the five-step approach.

Returns under the Company’s general assurance warranty of products have not been material historically and warranty-related services are not considered a separate performance obligation under the customer orders.

Each distinct promise to transfer products is considered to be an identified performance obligation for which revenue is recognized upon transfer of control of the products to the customer. Although customers may place orders for products to be delivered on multiple dates that may be in different quarterly reporting periods, all of the orders are scheduled within one year from the order date. The Company has opted to not disclose the portion of revenues allocated to partially unsatisfied performance obligations, which represent products to be shipped within 12 months under open customer purchase orders, at the end of the current reporting period. The Company has also elected to record sales commissions when incurred, as the period over which the sales commission asset that would have been recognized is less than one year.

Foreign currency transactions

The functional currency used by the Company is the euro. Consequently, operations in currencies other than the euro are considered to be denominated in foreign currency and are recorded at the exchange rates in force on the dates of the operations.

On each balance sheet date, monetary assets and liabilities in foreign currency are converted at the rates in force on the closing date. Non-monetary items in foreign currency measured in terms of historical cost are converted at the exchange rate on the date of the transaction.

The exchange differences of the monetary items that arise both when liquidating them and when converting them at the closing exchange rate, are recognized in the results of the year, except those that are part of the investment of a business abroad, which are recognized directly in equity net of taxes until the time of its disposal.

Leases

The Company exercises judgment in determining the approximate lease term on a lease by lease basis. The Company considers all facts and circumstances that may create an economic incentive to exercise renewal options and also evaluated the economic incentive related to continuation of existing leaseholds. The Company is also required to estimate specific criteria in order to estimate the carrying amount of right-of-use assets and lease liabilities including the incremental borrowing rate and effective interest rate.

Valuation of accounts receivable

Management monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual trade balances will be paid. Credit risks for outstanding customer receivables are regularly assessed and allowances are recorded for estimated losses, if required.

Valuation of inventory

Management makes estimates of future customer demand for products when establishing appropriate provisions for inventory obsolescence. In making these estimates, management considers the shelf-life of inventory and profitability of recent sales.

Recoverability of income taxes

The measurement and assessment of income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws and estimates of the Company’s abilities to utilize losses carried forward to offset taxes payable on future taxable income. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the financial statements.

Useful life of property and equipment

Changes in the intended use of property and equipment as well as changes in technology or economic conditions may cause the estimated useful life of these assets to change. The change in useful lives could impact the depreciation expense and carrying value of property and equipment.

We believe that the following accounting policies reflect the most critical estimates and assumptions and are significant to the consolidated financial statements.

We do not consider there to be any significant judgments in the preparation of the consolidated financial statements.

Intangible assets

Acquired intangible assets are initially measured at cost. Following the initial recognition, intangible assets are measured at cost less any accumulated amortization and any impairment losses. The useful lives of intangible assets are either definite or indefinite. Intangible assets that have a finite useful life are amortized over the assessed useful economic life and are assessed for impairment when there are any indicators present that the intangible asset may be impaired. The Company reviews the amortization period and method at least annually, and any changes are treated as changes in accounting estimates and applied prospectively.

Share capital

Ordinary shares are classified as equity, net of transaction costs directly attributable to the issue of ordinary shares.

Ordinary shares issued for consideration other than cash are based on their market value at the date the ordinary shares are issued.

Provisions

Provisions are recognized when there is a present legal or constructive obligation as a result of a past event, for which it is probable that a transfer of economic benefits will be required to settle the obligation, and where a reliable estimate can be made of the amount of the obligation. Provisions are discounted using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability, if material. Where discounting is used, the increase in the provision due to passage of time (“accretion expense”) is recognize as an expense on the statements of income and comprehensive income.

Income taxes

Income tax expense comprises current and deferred tax. Deferred tax is recognized in the statements of income and comprehensive income except to the extent that they relate to items recognized directly in equity or in other comprehensive income or loss.

Current income tax is the expected tax payable or receivable in respect of the taxable income or loss for the period, using income tax rates enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of previous periods.

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their related tax bases. However, deferred tax is not provided on the initial recognition of goodwill or on the initial recognition of an asset or liability unless the related transaction is a business acquisition or affects tax or accounting profit. The deferred tax assets and liabilities have been measured using substantively enacted tax rates that will be in effect when the amounts are expected to settle. Deferred tax assets are only recognized to the extent that it is probable that they will be able to be utilized against future taxable income. The assessment of the probability of future taxable income in which deferred tax assets can be utilized is based on the Company’s latest approved forecast, which is adjusted for significant non-taxable income and expenses and specific limits to the use of any unused tax loss or credit. If a positive forecast of taxable income indicates the probable use of a deferred tax asset, especially when it can be used without a time limit, that deferred tax asset is usually recognized in full. The recognition of deferred tax assets that are subject to economic limits or uncertainties are assessed individually by management based on the specific facts and circumstances.

Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority. Changes in deferred tax assets or liabilities are recognized as a component of income or expense in the statements of income and comprehensive income, except where they relate to items that are recognized in other comprehensive income or loss or directly in equity.

Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication that the carrying amount is not recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Management assesses impairment of non-financial assets such as property and equipment and intangible assets. In assessing impairment, management estimates the recoverable amount of each asset or cash generating unit (“CGU”) based on expected future cash flows. The Company has applied judgment in its assessment of the appropriateness of the determination of CGU’s. When measuring expected future cash flows, management makes assumptions about future growth of profits which relate to future events and circumstances. Actual results could vary from these estimated future cash flows. Estimation uncertainty relates to assumptions about future operating results and the application of an appropriate discount rate.

Impairment of financial assets

The Company assesses at each statements of financial position date whether there is objective evidence that a financial asset or group of financial assets is impaired.

The Company recognizes expected credit losses (“ECL”) for accounts receivable based on the simplified approach. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the account receivable.

The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement. ECLs are a probability-weighted estimate of credit losses.

ECLs are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, and forward looking macro- economic factors in the measurement of the ECLs associated with its assets carried at amortized cost.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

New Accounting Pronouncements

The following accounting standards and amendments have been issued by the IASB or the International Financial Reporting Interpretations Committee that are not yet effective as of the date of the Company’s consolidated financial statements. The Company intends to adopt such standards upon the mandatory effective date.

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

The amendments to IAS1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. These amendments are effective for reporting periods beginning on or after January 1, 2023. The Company is evaluating the impact of the above amendments on its consolidated financial statements.